Exhibit 99.1

Vitru Announces Changes to its Board of Directors

Florianópolis, Brazil, October 25, 2023 – Vitru Limited (“Vitru”) announces that Ms. Mariana Moura Wyatt has been appointed as director of Vitru.

This appointment was made in connection with the previously announced share purchase agreement entered into on August 25, 2023 (as amended from time to time, the “Share Purchase Agreement”) by and among certain of our shareholders, Vinci Capital Partners II J Beta Fundo de Investimento em Participações Multiestratégia, Agresti Investments LLC, Botticelli Investments LLC, Caravaggio Investments LLC, and Raffaello Investments LLC and Dboat I Fundo de Investimento em Participações Multiestratégia ("23S") pursuant to which such shareholders agreed to sell 1,875,000 (or, approximately 5.5% of our outstanding share capital as of October 25, 2023) to 23S. The director has been appointed by notice by 23S pursuant to Vitru’s amended and articles of association, adopted by special resolution at the ordinary general meeting of shareholders of Vitru held on October 23, 2023 (the “Articles”).

Ms. Wyatt is a partner and co-founder at 23S Capital. Prior to 23S Capital, Ms. Wyatt worked for 10 years at Temasek, where she was responsible for investments in Brazil. Before Temasek, she worked in the investment banking departments of Goldman Sachs and Citigroup. She is currently a board member at Bionexo S.A. and Clínica SIM Holdings Ltd. (SiMCo) and a member of the executive committees at Samedil Serviços de Atendimento Médico S.A. (MedSênior). She was also a member of the finance committee of Zamp S.A. (Burger King in Brazil), the strategic committee at Smartfit Escola de Ginástica e Dança S.A. and the risk committee at Superbac Biotechnology Solutions S.A. Ms. Wyatt holds an undergraduate degree in business administration from the Escola de Administração de Empresas de São Paulo da Fundação Getulio Vargas and an MBA from Columbia Business School.

Vitru also announces that Mr. Lywal Salles Filho has stepped down from his role as a director of Vitru as well as from all committees and subcommittees of the board. Mr. Carlos Eduardo Martins e Silva, chairman of the board, thanks Mr. Lywal Salles Filho for his many years of service and wishes him the best in his future endeavors.

Other than as described in this press release, the composition of Vitru’s board of directors remains the same.

About Vitru

Vitru is the leading pure distance learning education group in the postsecondary distance learning market in Brazil. Through its invested companies, Vitru provides a complete pedagogical ecosystem focused on hybrid distance learning experience for undergraduates and continuing education students.

Vitru’s mission is to democratize access to education in Brazil through a digital ecosystem and empower every student to create their own successful story.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements. These forward-looking statements speak only as of the date hereof and are based on Vitru’s current plans, estimates of future events, expectations and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of Vitru’s common shares, and are subject to several known and unknown uncertainties and risks, many of which are beyond Vitru’s control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this press release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented. Vitru does not undertake any obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events, or other factors.

Contact:

Carlos Henrique Boquimpani de Freitas, Chief Financial and Investor Relations Officer

e-mail: ir@vitru.com.br

website: https://investors.vitru.com.br/